UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

On May 2, 2023, Brenmiller Energy Ltd. issued a press release titled “Brenmiller Inaugurates World’s First-Ever Gigafactory for Thermal Energy Storage.” A copy of this press release is furnished with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

Exhibits No.
99.1	Press release dated May 2, 2023 titled: “Brenmiller Inaugurates World’s First-Ever Gigafactory for Thermal Energy Storage.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: May 2, 2023	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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